

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III


08033331

| SEC FILE NUMBER |
|---|
| 8- 49254 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___06/01/07___ AND ENDING___05/31/2008___
                                    MM/DD/YY                                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:    John Thomas Financial, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street             5th Floor

                         (No. and Street)

New York              NY                   10035

   (City)                   (State)               (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Molinaro                                 212-299-7816

                                                          (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP

                    (Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502    White Plains        NY         10601

   (Address)                     (City)                (State)        (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

PROCESSED
AUG 19 2008
THOMSON REUTERS

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _____Michael Molinaro_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____John Thomas Financial, Inc._____, as of _____May 31_____, 20__08__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CCo
Title

_____
Notary Public

JOSEPHINE JACOBS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01JA6133438
Qualified in Queens County
My Commission Expires September 19, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
John Thomas Financial, Inc.
New York, New York

We have audited the accompanying statement of financial condition of John Thomas Financial, Inc. as of May 31, 2008, and the related statements of income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Thomas Financial, Inc. as of May 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

**WEINTRAUB & ASSOCIATES, LLP**
Certified Public Accountants

*Weintraub & Associates, LLP*

White Plains, New York
July 21, 2008

# JOHN THOMAS FINANCIAL, INC.

## STATEMENT OF FINANCIAL CONDITION

### MAY 31, 2008

## ASSETS

| | |
|---|---:|
| Cash | $ 449,291 |
| Receivable from broker dealer | 1,552,436 |
| Property and equipment - net | 14,492 |
| Prepaid expenses | 24,796 |
| Clearing deposit | 100,000 |
| Total assets | $ 2,141,015 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

| | |
|---|---:|
| Accounts payable | $ 1,223,480 |
| Due to parent company | 277,335 |
| Other current liabilities | 19,534 |
| Total liabilities | 1,520,349 |

Stockholder's equity:

| | |
|---|---:|
| Common stock, - no par value, 200 shares issued and outstanding | 200 |
| Additional paid-in capital | 582,492 |
| Retained earnings | 37,974 |
| Total stockholder's equity | 620,666 |
| Total liabilities and stockholder's equity | $ 2,141,015 |

See accompanying notes to financial statements.

# JOHN THOMAS FINANCIAL, INC.

## STATEMENT OF INCOME

## FOR THE YEAR ENDED MAY 31, 2008

Revenues:

| | |
|---|---:|
| Commissions | $ 6,630,864 |
| Investment banking fees | 1,912,777 |
| Other income | 412,652 |
| Interest income | 62,645 |
| | |
| Total revenues | 9,018,938 |

Expenses:

| | |
|---|---:|
| Compensation and employee benefits | 150,893 |
| Commission expense | 5,999,129 |
| Clearing and execution | 201,966 |
| Management fees | 2,387,212 |
| Regulatory fees | 154,845 |
| Professional fees | 24,021 |
| Customer write off | 46,805 |
| Other operating expenses | 49,789 |
| | |
| Total expenses | 9,014,660 |
| | |
| Income before provision for income taxes | 4,278 |
| | |
| Provision for income taxes | 3,111 |
| | |
| Net income | $ 1,167 |

See accompanying notes to financial statements.

# JOHN THOMAS FINANCIAL, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

### FOR THE YEAR ENDED MAY 31, 2008

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balances, June 1, 2007 | $ 200 | $ 261,991 | $ 36,807 | $ 298,998 |
| Capitalize subordinated debt | - | 20,501 | - | 20,501 |
| Capital contribution | - | 300,000 | - | 300,000 |
| Net income | - | - | 1,167 | 1,167 |
| Balances, May 31, 2008 | $ 200 | $ 582,492 | $ 37,974 | $ 620,666 |

See accompanying notes to financial statements.

## JOHN THOMAS FINANCIAL, INC.

## STATEMENT OF CASH FLOWS

### FOR THE YEAR ENDED MAY 31, 2008

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net income | $ 1,167 |
| | |
| Adjustments to reconcile net income to net cash used in operating activities | |
| | |
| Depreciation | 508 |
| | |
| (Increase) decrease in operating assets: | |
| Receivable from broker-dealer | ( 1,342,327) |
| Prepaid expenses | ( 15,690) |
| Clearing deposit | ( 85,000) |
| | |
| Increase (decrease) in operating liabilities: | |
| Accounts payable | 1,064,644 |
| Due to parent company | 277,335 |
| Other current liabilities | 19,534 |
| | |
| Total adjustments | ( 80,996) |
| | |
| Net cash used in operating activities | ( 79,829) |
| | |
| Cash flows from investing activities: | |
| Acquisition of property and equipment | ( 15,000) |
| | |
| Cash flows from financing activities: | |
| Capital contribution | 300,000 |
| | |
| Net increase in cash | 205,171 |
| | |
| Cash, beginning of year | 244,120 |
| | |
| Cash, end of year | $ 449,291 |
| | |
| | |
| Supplemental disclosure of non-cash flow activities: | |
| Capitalization of subordinated loan | $ 20,501 |

See accompanying notes to financial statements.

**JOHN THOMAS FINANCIAL, INC.**

**STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

**FOR THE YEAR ENDED MAY 31, 2008**

| | |
|---|---|
| Subordinated liabilities, beginning of year | $ 20,501 |
| Decrease in subordinated liabilities | ( 20,501) |
| Subordinated liabilities, end of year | $ - |

See accompanying notes to financial statements.

## JOHN THOMAS FINANCIAL, INC.

## NOTES TO FINANCIAL STATEMENTS

## <u>MAY 31, 2008</u>

**Note (1) - Nature of business:**

John Thomas Financial, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company engages in investment banking services limited to private placements of debt and equity instruments; and retail sales conducted on a fully disclosed agency basis, including buying and selling of stocks, options and mutual funds. The Company clears its securities transactions on a fully disclosed basis with another broker-dealer.

**Note (2) – Summary of significant accounting policies:**

**(A) Securities transactions:**
The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis.

The Company is not engaged in firm trading, the only security position held are as a result of a customer not completing an ordered trade. The Company liquidates those positions the same day.

**(B) Property and equipment:**
Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

**(C) Cash and cash equivalents:**
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of May 31, 2008, there were no cash equivalents.

**(D) Use of estimates:**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

## JOHN THOMAS FINANCIAL, INC.

## NOTES TO FINANCIAL STATEMENTS
## (CONTINUED)

### MAY 31, 2008

**Note (2) - Summary of significant accounting policies - cont'd:**

**(E) Concentration of credit risk:**

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

**Note (3) - Property and equipment:**

Property and equipment consists of the following as of May 31, 2008:

| | |
|---|---|
| Furniture and fixtures | $ 2,608 |
| Leasehold improvements | 15,000 |
| | 17,608 |
| Less: Accumulated depreciation | ( 3,116) |
| Net book value | $ 14,492 |

Depreciation for the year ended May 31, 2008 amounted to $508. Fixed assets are depreciated using the straight-line method over the estimated life of the related asset. Estimated lives for furniture and fixtures is seven years and leasehold improvements over the life of the related lease.

**Note (4) – Compensated absences:**

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences actually paid to employees.

# JOHN THOMAS FINANCIAL, INC.

## NOTES TO FINANCIAL STATEMENTS
## (CONCLUDED)

### MAY 31, 2008

**Note (5) - Income taxes:**

The Company uses the liability method to determine its income tax expenses as required under the Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As of May 31, 2008, the Company had no timing differences.

The provision for income tax shown on the statement of income differ from the amounts that would result from applying the statutory tax rates to income before provision for income taxes because of certain expenses that are not deductible for income tax purposes.

**Note (6) – Related party transactions:**

The Company has expense sharing agreement and a monthly management fee payable to its parent company on a monthly basis. The amount paid in the fiscal year ended May 31, 2008, was $ 2,387,212.

**Note (7) - Net capital requirement:**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At May 31, 2008, the Company had net capital of $571,199, which exceeded its requirement of $101,357 by $469,842. The Company had a percentage of aggregate indebtedness to net capital of 2.66% as of May 31, 2008.

# JOHN THOMAS FINANCIAL, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

### MAY 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

# JOHN THOMAS FINANCIAL, INC.

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

### MAY 31, 2008

### Computation of Net Capital

| | |
|---|---:|
| Stockholder's equity | $ 620,666 |
| Non-allowable assets: | |
| Property and equipment – net | 14,492 |
| Prepaid expenses | 24,796 |
| Total non-allowable assets | 39,288 |
| Net capital before haircuts on proprietary positions | 581,378 |
| Haircut on money markets and clearing deposit | 10,179 |
| Net capital | 571,199 |
| Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $1,520,349 | 101,357 |
| Excess net capital | $ 469,842 |
| Ratio of aggregate indebtedness to net capital | 2.66 to 1 |
| Schedule of aggregate indebtedness: | |
| Accounts payable | $ 1,223,480 |
| Due to parent company | 277,335 |
| Other current liabilities | 19,534 |
| Total aggregate indebtedness | $ 1,520,349 |

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of May 31, 2008):

| | |
|---|---:|
| Net capital, as reported in the Company's Part IIA unaudited FOCUS report | $ 847,513 |
| Audit adjustments affecting non-allowable assets | ( 508) |
| Other audit adjustments | ( 275,806) |
| Net capital per above | $ 571,199 |

## INDEPENDENT AUDITORS' REPORT
## ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors and Stockholder of
John Thomas Financial, Inc.
New York, New York

In planning and performing our audit of the financial statements of John Thomas Financial, Inc. for the year ended May 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2008, to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

**WEINTRAUB & ASSOCIATES, LLP**
Certified Public Accountants

White Plains, New York
July 21, 2008

# Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

## INDEPENDENT AUDITORS' REPORT
## ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors and Stockholder of
John Thomas Financial, Inc.
New York, New York

In planning and performing our audit of the financial statements of John Thomas Financial, Inc. for the year ended May 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

# Weintraub & Associates, LLP

Certified Public Accountants

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2008, to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

*Weintraub & Associates, LLP*

White Plains, New York
July 21, 2008

